February 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Withdrawal of Form 485BPOS Filing for BlackRock Funds II (the “Registrant”)
Registration File Nos. 333-142592 and 811-22061

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Registrant, an open-end investment company, on behalf of its series, BlackRock Multi-Asset Income Portfolio (the “Fund”), hereby requests withdrawal of Post-Effective Amendment No. 241 to its Registration Statement on Form N-1A (File No. 333-142592) filed on February 14, 2017 (SEC Accession No. 0001193125-17-043824) (the “Post-Effective Amendment”). The Registrant is requesting withdrawal of the Post-Effective Amendment because the Post-Effective Amendment was filed in edgar under a non-existent class name of the Fund. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact J. Christophe Leitz of Willkie Farr & Gallagher LLP at (212) 728-8192.

Thank you for your courtesy and cooperation in this matter.

Sincerely, BlackRock Funds II

By:	/s/ Benjamin Archibald
Name: Title:	Benjamin Archibald Secretary